Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three months ended September 30, 2020 and 2019

(in Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 14	Convertible Debentures	22
Note 2	Significant Accounting Policies and Judgments	9	Note 15	Loans and Borrowings	22
Note 3	Accounts Receivable	11	Note 16	Share Capital	24
Note 4	Strategic Investments	12	Note 17	Share-Based Compensation	25
Note 5	Marketable Securities and Derivatives	14	Note 18	(Loss) Earnings Per Share	26
Note 6	Investments in Associates and Joint Ventures	16	Note 19	Other (Losses) Gains	27
Note 7	Biological Assets	16	Note 20	Supplementary Cash Flow Information	27
Note 8	Inventory	17	Note 21	Commitments and Contingencies	28
Note 9	Property, Plant and Equipment	17	Note 22	Revenue	30
Note 10	Assets Held for Sale and Discontinued Operations	18	Note 23	Segmented Information	30
Note 11	Business Combinations	19	Note 24	Fair Value of Financial Instruments	31
Note 12	Non-Controlling Interests	20	Note 25	Financial Instruments Risk	32
Note 13	Intangible Assets and Goodwill	20	Note 26	Subsequent Events	34

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Positions

As at September 30, 2020 and June 30, 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars)

	Notes	September 30, 2020	June 30, 2020
		$	$
Assets
Current
Cash and cash equivalents		133,678	162,179
Accounts receivable	3, 25(a)	74,001	54,110
Income taxes receivable		23	—
Marketable securities	5(a)	17,147	7,066
Derivatives	5(b)	465	11,791
Biological assets	7	29,049	35,435
Inventory	8	155,683	121,827
Prepaids and other current assets		12,917	22,137
Assets held for sale	10	7,782	6,194
		430,745	420,739

Property, plant and equipment	9	937,479	946,380
Derivatives	5(b)	44,697	41,791
Deposits		12,812	12,329
Loan receivable		4,159	3,643
Investments in associates and joint ventures	6	1,038	18,114
Intangible assets	13	400,234	412,267
Goodwill	13	926,108	927,882
Total assets		2,757,272	2,783,145

Liabilities
Current
Accounts payable and accrued liabilities	25(b)	89,316	95,574
Deferred revenue	22	2,172	3,505
Convertible debentures	14	32,886	32,110
Loans and borrowings	15	104,308	120,508
Contingent consideration payable	24	288	19,054
Deferred gain on derivatives		—	20
Provisions		350	1,485
		229,320	272,256

Convertible debentures	14	289,236	294,928
Loans and borrowings	15	80,615	83,701
Derivative liability	14	92	1,827
Other long-term liability		37	37
Deferred tax liability		3,993	3,946
Total liabilities		603,293	656,695

Shareholders’ equity
Share capital	16	5,938,575	5,785,395
Obligation to issue shares	16	9,765	—
Reserves		133,901	145,395
Accumulated other comprehensive loss		(195,964)	(187,197)
Deficit		(3,732,298)	(3,592,787)
Total equity attributable to Aurora shareholders		2,153,979	2,150,806
Non-controlling interests	12	—	(24,356)
Total equity		2,153,979	2,126,450
Total liabilities and equity		2,757,272	2,783,145

Nature of Operations (Note 1)

Strategic Investments (Note 4)

Commitments and Contingencies (Note 21)

Subsequent Events (Notes 4(a), 10(a), and 26)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

3

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended September 30,
			Restated - Note 2(d) and 10(b)
	Notes	2020	2019
		$	$
Revenue from sale of goods	22	82,067	81,782
Revenue from provision of services	22	599	1,844
Excise taxes		(14,854)	(9,912)

Net revenue		67,812	73,714

Cost of sales		43,294	34,143

Gross profit before fair value adjustments		24,518	39,571

Changes in fair value of inventory sold		3,304	21,305
Unrealized gain on changes in fair value of biological assets	7	(5,407)	(25,899)

Gross profit		26,621	44,165

Expense
General and administration		29,289	50,551
Sales and marketing		15,035	21,855
Acquisition costs		1,104	964
Research and development		2,584	6,048
Depreciation and amortization	9, 13	14,074	17,978
Share-based compensation	17(a)(b)	6,861	24,557
		68,947	121,953

Loss from operations		(42,326)	(77,788)

Other (expense) income
Legal settlement and contract termination fees	21(a)	(43,272)	—
Interest and other income		1,267	889
Finance and other costs		(14,691)	(17,876)
Foreign exchange (“FX”) gain (loss)		7,427	(2,940)
Other (losses) gains	19	(10,703)	127,656
Restructuring charges		(210)	—
Impairment of property, plant and equipment	9, 10	(659)	—
Impairment of intangible assets and goodwill	13	(3,382)	—
		(64,223)	107,729

(Loss) income from operations before taxes and discontinued operations		(106,549)	29,941

Income tax recovery (expense)
Current		107	4,579
Deferred, net		(718)	(23,283)
		(611)	(18,704)

Net (loss) income from continuing operations		(107,160)	11,237
Net loss from discontinued operations, net of tax		(2,366)	(3,800)

Net (loss) income		(109,526)	7,437

4

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended September 30,
			Restated - Note 2(d) and 10(b)
	Notes	2020	2019
		$	$
Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Deferred tax recovery		—	1,906
Unrealized loss on marketable securities	5(a)	(7,356)	(19,074)
		(7,356)	(17,168)
Other comprehensive (loss) income that may be reclassified to net loss
Share of income (loss) from investment in associates	6	265	(92)
Foreign currency translation loss		(1,676)	(1,796)
		(1,411)	(1,888)
Total other comprehensive loss		(8,767)	(19,056)

Comprehensive loss from continuing operations		(116,465)	(7,842)
Comprehensive loss from discontinued operations		(1,828)	(3,777)
Comprehensive loss		(118,293)	(11,619)

Net (loss) income from continuing operations attributable to:
Aurora Cannabis Inc.		(105,696)	13,623
Non-controlling interests		(1,464)	(2,386)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.		(2,366)	(3,800)
Non-controlling interests		—	—

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(117,624)	(9,325)
Non-controlling interests		(669)	(2,294)

Net (loss) earnings per share - basic and diluted
Continuing operations	18	($0.90)	$0.16
Discontinued operations	18	($0.02)	($0.04)
Total operations	18	($0.92)	$0.12

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

5

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Three months ended September, 2020

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital			Reserves					AOCI
	Note	Common Shares	Amount	Obligation to Issue Shares	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020		115,228,811	5,785,395	—	188,803	42,973	419	(86,800)	145,395	(194,637)	18,919	(27)	(11,452)	(187,197)	(3,592,787)	(24,356)	2,126,450
Shares released for earn out payments	16(b)	2,171,355	30,429	4,723	—	(16,067)	—	—	(16,067)	—	—	—	—	—	—	—	19,085
Shares issued through equity financing	16(b)	15,127,658	116,570	5,042	—	—	—	—	—	—	—	—	—	—	—	—	121,612
Share issuance costs		—	(2,287)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,287)
Deferred tax on share issuance costs		—	549	—	—	—	—	—	—	—	—	—	—	—	—	—	549
Exercise of stock options	17(a)	5,084	30	—	(11)	—	—	—	(11)	—	—	—	—	—	—	—	19
Exercise of RSUs and DSUs	17(b)	46,535	2,260	—	(2,260)	—	—	—	(2,260)	—	—	—	—	—	—	—	—
Share-based compensation (1)	17	—	—	—	5,580	1,264	—	—	6,844	—	—	—	—	—	—	—	6,844
Change in ownership interests in subsidiaries	12	830,287	5,629	—	—	—	—	—	—	—	—	—	—	—	(31,449)	25,820	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	—	(7,356)	—	265	(1,676)	(8,767)	(108,062)	(1,464)	(118,293)
Balance, September 30, 2020		133,409,730	5,938,575	9,765	192,112	28,170	419	(86,800)	133,901	(201,993)	18,919	238	(13,128)	(195,964)	(3,732,298)	—	2,153,979
(1)	Included in share-based compensation is $1.3 million expense relating to milestone payments for the three months ended September 30, 2020 (three months ended September 30, 2019 - $5.6 million). Of the total $6.9 million share-based compensation reserve, nil was capitalized to property, plant and equipment for the three months ended September 30, 2020 (three months ended September 30, 2019 - $0.7 million).

As at September 30, 2020, there are 50,282 shares in escrow (June 30, 2020 - 50,282 common shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 Biopharma Inc. The escrowed common shares are to be released upon receipt of relevant licenses to cultivate and sell cannabis. During the three months ended September 30, 2020, the Company released nil escrowed common shares on achievement of the milestones (three months ended September 30, 2019 - 9,989 common shares).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

6

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Change in Equity

Three months ended September, 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share amounts)

	Share Capital (1)		Reserves					AOCI
	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings	Non-Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019	84,786,562	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(286,311)	4,410	4,387,374
Shares issued for earn out payments	27,411	4,075	—	(2,893)	—	—	(2,893)	—	—	—	—	—	—	—	1,182
Shares issued through equity financing	629,872	57,451	—	—	—	—		—	—	—	—	—	—	—	57,451
Share issuance costs	—	(1,558)	—	—	—	—	—	—	—	—	—	—	—	—	(1,558)
Exercise of stock options	70,831	5,636	(3,225)	—	—	—	(3,225)	—	—	—	—	—	—	—	2,411
Exercise of warrants	977	102	—	(29)	—	—	(29)	—	—	—	—	—	—	—	73
Exercise of RSUs	5,555	493	(493)	—	—	—	(493)	—	—	—	—	—	—	—	—
Share-based compensation	—	—	19,858	5,632	—	—	25,490	—	—	—	—	—	—	—	25,490
Change in ownership interests in subsidiaries	217,554	20,363	—	—	—	—	—	—	—	—	—	—	(18,263)	(2,100)	—
Comprehensive income (loss) for the period	—	—	—	—	—	—	—	(19,074)	1,906	(92)	(1,796)	(19,056)	9,823	(2,386)	(11,619)
Balance, September 30, 2019	85,738,762	4,759,680	160,087	43,205	41,685	(86,800)	158,177	(175,323)	20,201	260	(7,364)	(162,226)	(294,751)	(76)	4,460,804
(1)	Common share amounts have been adjusted for all prior periods to reflect the Share Consolidation effected on May 11, 2020. Refer to Note 2(a) - Basis of Presentation and Measurement for more information.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

7

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars)

		Three months ended September 30,
			Restated - Note 2(d) and 10(b)
	Notes	2020	2019
		$	$
Operating activities
Net (loss) income from continuing operations		(107,160)	11,237
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	7	(5,407)	(25,899)
Changes in fair value included in inventory sold		3,304	21,305
Depreciation of property, plant and equipment	9	17,818	18,673
Amortization of intangible assets	13	8,489	10,820
Share-based compensation		6,861	24,557
Impairment of property, plant and equipment	9	659	—
Impairment of intangible assets and goodwill	13	3,382	—
Accrued interest and accretion expense	14, 15	(596)	(1,039)
Interest and other income		(579)	—
Deferred tax expense		611	18,704
Other (losses) gains	19	10,703	(127,656)
Foreign exchange (gain) loss		(7,427)	2,940
Changes in non-cash working capital	20	(35,951)	(45,729)
Net cash used in operating activities from discontinued operations		(3,238)	(2,821)
Net cash used in operating activities		(108,531)	(94,908)

Investing activities
Proceeds from disposal of marketable securities	5	—	84,770
Loan receivable		(516)	—
Purchase of property, plant and equipment and intangible assets	9	(15,769)	(106,788)
Disposal of property, plant and equipment		789	—
Payment of contingent consideration		—	(1,607)
Deposits		998	(6,941)
Net cash provided by investing activities from discontinued operations		1,698	1,103
Net cash used in investing activities		(12,800)	(29,463)

Financing activities
Proceeds from long-term loans		—	50,000
Repayment of long-term loans		(16,292)	(1,875)
Payments of principal portion of lease liabilities	15(b)	(1,405)	(2,885)
Restricted cash		—	1,066
Financing fees		(515)	(763)
Shares issued for cash, net of share issue costs		114,283	58,377
Net cash used in financing activities from discontinued operations		—	(82)
Net cash provided by financing activities		96,071	103,838
Effect of foreign exchange on cash and cash equivalents		(3,241)	332
Decrease in cash and cash equivalents		(28,501)	(20,201)
Cash and cash equivalents, beginning of period		162,179	172,727
Cash and cash equivalents, end of period		133,678	152,526

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

8

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The Company’s registered and records office address is Suite 1500 – 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act; and
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act.

The United States (“U.S.”) represents the largest cannabis and hemp-derived cannabidiol (“CBD”) market globally and as such, Aurora continues to evaluate its alternatives to establishing an operating footprint in the U.S. During the year ended June 30, 2020, the Company acquired Reliva, LLC (Note 11) as an entry into this market. As part of the U.S. market strategy, we are considering how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engage in activities which are permissible under both state and federal laws.

During the year ended June 30, 2020, the Company announced a business transformation plan intended to better align the business financially with the current realities of the cannabis market in Canada while maintaining a sustainable platform for long-term growth. These actions include the rationalization of selling, general and administrative expenses through a reduction in corporate and production staff. The Company has also initiated a plan to wind down and close operations at five Canadian facilities including Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie, and Aurora Eau.

Note 2 Significant Accounting Policies and Judgments

(a)       Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, “Interim Financial Reporting” (“IAS34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements. Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2020, including the accompanying notes thereto.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive loss to conform with current period’s presentation.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements have been adjusted to reflect the Share Consolidation unless otherwise noted.

(b)       COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, did not materially disrupt the Company’s operations during the three months ended September 30, 2020 and the year ended June 30, 2020. The production and sale of cannabis have been recognized as essential services across Canada and Europe. As of September 30, 2020, we have also not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on our business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

9

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)       Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”) (1)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
H2 Biopharma Inc. (“H2” or “Aurora Eau”)	100%	Canadian Dollar
Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
(1)	Effective July 1, 2020, ACE amalgamated with MedReleaf Corp. and CanniMed Therapeautics Inc. with ACE being the surviving entity.

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the condensed consolidated interim financial statements, are not material and have not been reflected in the table above.

(d)       Change in Accounting Policy

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. The process of growing and harvesting dried cannabis produces trim, which is now considered to be a by-product. Inventories of harvested cannabis, which now excludes trim, are transferred from biological assets to inventory at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Historically, the Company pro-rated this deemed cost of inventory based on the total grams harvested. The Company now measures by-products at their net realizable value at point of harvest and deducts this value from the total deemed cost to derive a net cost for the main product. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general administrative expense, and now charged to inventory and cost of sales. The Company now allocates and capitalizes a portion of these salaries to inventory as opposed to expensing them directly in general and administrative expenses. The Company believes that the revised policies and presentation provides more accurate and relevant financial information to users of the condensed consolidated interim financial statements.

Management has applied the change in accounting policy retrospectively. The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the three months ended September 30, 2019:

September 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations (Note 10(b))	September 30, 2019 Restated
Condensed Consolidated Interim Statement of Comprehensive Loss
Cost of sales	32,739	2,970	(1,566)	34,143
Gross profit (loss) before fair value adjustments	42,506	(2,970)	35	39,571

Changes in fair value of inventory sold	18,534	2,771	—	21,305
Unrealized gain on changes in fair value of biological assets	(29,736)	3,837	—	(25,899)
Gross profit (loss)	53,708	(9,578)	35	44,165

General and administration	59,121	(5,644)	(2,926)	50,551

Income tax expense	23,820	(1,001)	464	23,283

Net loss from continuing operations	10,370	(2,933)	3,800	11,237
Net loss attributable to Aurora shareholders	12,756	(2,933)	—	9,823
Earnings (loss) per share (basic and diluted) (1)	0.15	(0.03)	—	0.12
(1)	Earnings (loss) per share (basic and diluted) has been recalculated to reflect the Share Consolidation effected on May 11, 2020. Refer to Note 2(a) - Basis of Presentation and Measurement for more information.
10

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

September 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations (Note 10(b))	September 30, 2019 Restated
Condensed Consolidated Interim Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(29,736)	3,837	—	(25,899)
Changes in fair value of inventory sold	18,534	2,771	—	21,305
Income tax expense	19,241	(1,001)	464	18,704
Changes in non-cash working capital	(42,819)	(2,675)	(235)	(45,729)
Net cash used in operating activities	(94,908)	—	—	(94,908)

(e)	Adoption of New Accounting Pronouncements

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company adopted the Amendments to IFRS 9, IAS 39 and IFRS 7 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

(f)       New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3 Accounts Receivable

	Notes	September 30, 2020	June 30, 2020
		$	$
Trade receivables	25(a)	59,202	45,199
Sales taxes receivable		3,680	5,912
Consideration receivable on disposal	10(b)	1,907	—
Other receivables (1)(2)		9,212	2,999
		74,001	54,110
(1)	Includes interest receivable from the secured convertible debenture held in Choom Holdings Inc. and High Tide (Note 4(f) and 4(d)).
(2)	Includes $5.0 million relating to outstanding equity financing that the Company is obliged to issue as of September 30, 2020 (Note 16).

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4 Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and is licensed in Australia for research and cultivation of medical cannabis for human use.

As of September 30, 2020, the Company held an aggregate of 31,956,347 shares in Cann Group (June 30, 2020 – 31,956,347). On July 23, 2020, the Company no longer held significant influence over Cann Group, as the Company’s percentage ownership interest was diluted to approximately 18% (June 30, 2020 – 22.4%). As a result, the $17.0 million carrying value of the Company’s equity investment was derecognized from investment in associates (Note 6) and reclassified to marketable securities (Note 5(a)) at its fair value of $15.5 million, calculated based on the July 23, 2020 quoted market price of A$0.51. This resulted in the recognition of a $1.4 million loss on the deemed disposal of the investment in associate during the three months ended September 30, 2020 (Note 19).

Subsequent to September 30, 2020, the Company sold all 31,956,347 of its common shares of Cann Group at $0.20 per share for net proceeds of $5.9 million.

(b)	Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

During the three months ended September 30, 2020, the Company subscribed to 1,851,086 Series B preferred shares in Capcium for $1.9 million. In the event of a Liquidity Event, which is the occurrence of a merger or consolidation and a sale, lease, transfer, exclusive license or other disposal of all or substantially all of the assets of Capcium, Series B preferred shareholders shall receive a cash payment equal to twice the initial investment and the Series B preferred shares shall automatically convert into a number of common stock based on the fair market value at that time. In the event of an IPO Liquidity Event, which is the occurrence of either a public offering or a reverse take-over, the Series B preferred shares shall automatically convert into a number of common stock based on the fair market value at that time. As a result of the Company’s investment, the parties amended an existing manufacturing agreement to reduce the Company’s annual minimum purchase commitment by 20.0 million capsules (Note 21(b)(ii)). As at September 30, 2020, the Series B preferred shares had a nominal fair value resulting in an unrealized loss of $1.9 million for the three months ended September 30, 2020.

During the three months ended September 30, 2020, the Company converted its existing convertible debentures with a principal investment of $5.4 million and a fair value of nil (June 30, 2020 - nil), into 5,371,300 Series A preferred shares. The Series A preferred shares accrue an annual per share dividend of 8% and rank subordinate to the Series B preferred shares. In the event of a Liquidity Event, the Series A preferred shares shall automatically convert into a number of common stock equal to fifteen percent of the issued and outstanding common stock on a fully diluted basis. As at September 30, 2020, the Series A preferred shares had a nominal fair value resulting in an unrealized loss of nil for the three months ended September 30, 2020.

(c)	Investee-B

Investee-B is a private Canadian company that cultivates, manufactures and distributes medical cannabis products in Jamaica.

As of September 30, 2020, the convertible debenture had a fair value of $15.6 million (US $11.7 million) (June 30, 2020 – $16.1 million (US $11.9 million))(Note 5(b)). The Company recognized an unrealized fair value loss of $0.2 million for the three months ended September 30, 2020 (three months ended September 30, 2019 – $0.2 million unrealized gain)(Note 5(b)). The fair value was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.71 (June 30, 2020 – $3.71); risk-free interest rate of 2.88% (June 30, 2020 – 2.88%); dividend yield of 0% (June 30, 2020 – 0%); stock price volatility of 42.62% (June 30, 2020 – 44.45%); credit spread of 0.73% (June 30, 2020 – 74.90%) and an expected life of 2.75 years (June 30, 2020 – 3.01 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $0.3 million (June 30, 2020 – $0.2 million). If the estimated share price increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $0.4 million (June 30, 2020 – $0.3 million).

(d)	High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company.

On July 23, 2020, the Company entered into an amended restated secured convertible debenture (the “July 2020 Debenture”) agreement for its $10.8 million unsecured convertible debentures originally bearing an interest rate of 8.5% per annum, convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019 and maturing on December 12, 2020 (the “December 2018 Debentures”). Under the terms of the amendment, the July 2020 Debenture is secured against the assets and properties of High Tide, bear no interest, are convertible into common shares of High Tide at $0.425 per share at the option of the Company at any time, and mature on January 1, 2025. The Company has also entered into a debt restructuring agreement where by High Tide will pay a 0.5% royalty payment on all non-Aurora product revenue generated by High Tide beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year. Payments under the July 2020 Debentures can be offset against other obligations between Aurora and High Tide.

The conversion of the July 2020 Debenture is subject to Aurora holding no more than a 25% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

12

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of September 30, 2020, the convertible debentures had a fair value of $11.4 million (June 30, 2020 - $12.7 million) resulting in an unrealized loss of $1.2 million for the three months ended September 30, 2020 (three months ended September 30, 2019 - nominal). The fair value of the convertible debentures were estimated using the FINCAD model based on the following weighted average assumptions: share price of $0.17 (June 30, 2020 - $0.16); dividend yield of 0% (June 30, 2020 - 0%); stock price volatility of 103.0% (June 30, 2020 - 106.0%); credit spread of 12.2% (June 30, 2020 - 12.3%); and an expected life of 3.50 years (June 30, 2020 - 0.63 years).

(e)	Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on acquisitions in the cannabis space and more specifically, in technology supporting the cannabis industry, with a view of developing the infrastructure required to meet the demands of the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of September 30, 2020, the Company holds the following restricted back-in right warrants:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of September 30, 2020, the warrants remain un-exercisable.

As of September 30, 2020, the warrants had a fair value of $1.6 million (June 30, 2020 - $3.2 million) estimated using the Binomial model with the following assumptions: share price of $0.12 (June 30, 2020 - $0.22); risk-free interest rate of 0.94% (June 30, 2020 - 0.93%); dividend yield of 0% (June 30, 2020 - 0%); stock price volatility of 111.60% (June 30, 2020 - 116.01%); an expected life of 7.98 years (June 30, 2020 - 8.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $1.5 million unrealized loss on fair value during the three months ended September 30, 2020 (three months ended September 30, 2019 - $2.0 million) (Note 5(b)).

(f)	Choom Holdings Inc. (“Choom”)

Choom is an emerging consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

(i)	Common Shares and Investment in Associate

As of September 30, 2020, the Company held an aggregate of 9,859,155 common shares in Choom (June 30, 2020 – 9,859,155) representing a 3.4% (June 30, 2020 – 4.4%) ownership interest with a fair value of $0.9 million (June 30, 2020 - $1.4 million) based on the closing stock price of $0.09 (June 30, 2020 – $0.14). Given that the Company has significant influence over Choom, the investment has been accounted for under the equity method (Note 6).

(ii)	Convertible Debenture

As of September 30, 2020, the secured convertible debenture had a fair value of $16.0 million (June 30, 2020 – $20.5 million) resulting in an unrealized loss of $4.5 million for the three months ended September 30, 2020 (three months ended September 30, 2019 - $0.6 million) (Note 5(b)). The fair value of the convertible debenture was estimated using the FINCAD model based on the following assumptions: share price of $0.09 (June 30, 2020 – $0.14); credit spread of 18.66% (June 30, 2020 – 8.58%); dividend yield of 0% (June 30, 2020 – 0%); stock price volatility of 91.96% (June 30, 2020 – 121.88%); and an expected life of 2.09 years (June 30, 2020 – 2.34 years).

13

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5 Marketable Securities and Derivatives

(a)	Marketable securities

At September 30, 2020, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3	Level 3
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Micron	Radient	TGOD	Cann Group	Choom	EnWave	Capcium	Other immaterial investments	Total
				Note 4(a)	Note 4(f)		Note 4(b)
	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020	—	6,021	—	—	—	—	—	1,045	7,066
Additions	—	—	—	—	—	—	1,851	61	1,912
Transfer from investment in associates	—	—	—	15,525	—	—	—	—	15,525
Unrealized (loss) gain on changes in fair value	—	(2,823)	—	(2,743)	—	—	(1,851)	61	(7,356)
Balance, September 30, 2020	—	3,198	—	12,782	—	—	—	1,167	17,147

Unrealized (loss) gain on marketable securities
Three months ended September 30, 2020
OCI unrealized (loss) gain	—	(2,823)	—	(2,743)	—	—	(1,851)	61	(7,356)

Three months ended September 30, 2019
OCI unrealized loss	(287)	(6,776)	(8,362)	—	(1,134)	(2,492)	—	(23)	(19,074)

14

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At September 30, 2020, the Company held the following derivative investments:

Financial asset hierarchy level	Level 3	Level 3	Level 3	Level 2	Level 2	Level 2	Level 2	Level 2	Level 3	Level 2	Level 2
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	Micron	Radient	Alcanna	CTT	Capcium	TGOD	ACI	Choom	Investee-B	High Tide	Namaste	Total
							Note 4(e)	Note 4(f)	Note 4(c)	Note 4(d)
	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020	—	—	—	—	—	1,132	3,178	20,499	16,102	12,660	11	53,582
Unrealized loss on changes in fair value	—	—	—	—	—	(667)	(1,547)	(4,461)	(214)	(1,216)	(11)	(8,116)
Foreign exchange	—	—	—	—	—	—	—	—	(304)	—	—	(304)
Balance, September 30, 2020	—	—	—	—	—	465	1,631	16,038	15,584	11,444	—	45,162
Current portion	—	—	—	—	—	(465)	—	—	—	—	—	(465)
Long-term portion	—	—	—	—	—	—	1,631	16,038	15,584	11,444	—	44,697

Unrealized (loss) gain on derivatives
Three months ended September 30, 2020
Foreign exchange	—	—	—	—	—	—	—	—	(304)	—	—	(304)
Unrealized loss on changes in fair value	—	—	—	—	—	(667)	(1,547)	(4,461)	(214)	(1,216)	(11)	(8,116)
	—	—	—	—	—	(667)	(1,547)	(4,461)	(518)	(1,216)	(11)	(8,420)

Three months ended September 30, 2019
Inception gains amortized	153	232	—	—	—	—	—	—	—	—	—	385
Unrealized (loss) gain on changes in fair value	(53)	(65)	(225)	412	(149)	(11,937)	(1,983)	(637)	170	6	(42)	(14,503)
	100	167	(225)	412	(149)	(11,937)	(1,983)	(637)	170	6	(42)	(14,118)

15

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

	Cann Group	CTT Pharmaceutical	Choom	Total
	Note 4(a)	Holdings Inc.	Note 4(f)
	$	$	$	$
Balance, June 30, 2020	16,917	381	816	18,114
Share of net loss(1)	(226)	(14)	(133)	(373)
Disposition / reclassification	(16,968)	—	—	(16,968)
OCI FX and share of OCI income (loss)	277	(12)	—	265
Balance, September 30, 2020	—	355	683	1,038
(1)	Represents an estimate of the Company’s share of net loss based on the latest available information of each investee.

Note 7 Biological Assets

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	September 30, 2020	June 30, 2020		September 30, 2020	June 30, 2020
Average selling price per gram	$4.58	$4.78	Increase or decrease of $1.00 per gram	$11,570	$14,070
Weighted average yield (grams per plant)	46.57	52.73	Increase or decrease by 5 grams per plant	$3,166	$3,756
Standard cost per gram to complete production	$1.86	$1.73	Increase or decrease of $1.00 per gram	$15,370	$19,318

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2020	35,435
Production costs capitalized	21,649
Changes in fair value less cost to sell due to biological transformation	5,407
Transferred to inventory upon harvest	(33,442)
Balance, September 30, 2020	29,049

As of September 30, 2020, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $1.71 per gram (June 30, 2020 - $1.88 per gram).

During the three months ended September 30, 2020, the Company’s biological assets produced 46,874 kilograms of dried cannabis (three months ended September 30, 2019 - 41,436 kilograms). As at September 30, 2020, it is expected that the Company’s biological assets will yield approximately 36,310 kilograms (June 30, 2020 – 41,653 kilograms) of cannabis when harvested. As of September 30, 2020, the weighted average stage of growth for the biological assets was 47% (June 30, 2020 – 48%).

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8 Inventory

The following is a breakdown of inventory:

	September 30, 2020			June 30, 2020
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	51,439	23,756	75,195	29,737	16,708	46,445
Finished goods	12,620	2,307	14,927	11,826	1,735	13,561
	64,059	26,063	90,122	41,563	18,443	60,006
Extracted cannabis
Work-in-process	26,141	6,193	32,334	21,608	4,995	26,603
Finished goods	13,542	1,131	14,673	15,758	1,396	17,154
	39,683	7,324	47,007	37,366	6,391	43,757
Hemp products
Raw materials	830	—	830	929	—	929
Work-in-process	—	—	—	235	—	235
Finished goods	—	—	—	107	—	107
	830	—	830	1,271	—	1,271

Supplies and consumables	16,115	—	16,115	16,125	—	16,125

Merchandise and accessories	1,609	—	1,609	668	—	668

Ending balance	122,296	33,387	155,683	96,993	24,834	121,827

During the three months ended September 30, 2020, inventory expensed to cost of goods sold was $46.6 million (three months ended September 30, 2019 - $55.4 million), which included $3.3 million (three months ended September 30, 2019 - $21.3 million) of non-cash expense, related to the changes in fair value of inventory sold.

Note 9 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	September 30, 2020				June 30, 2020
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	31,772	—	—	31,772	31,485	—	(893)	30,592
Real estate	411,288	(60,017)	—	351,271	515,264	(51,867)	(82,721)	380,676
Construction in progress	349,820	—	—	349,820	349,274	—	(37,741)	311,533
Computer software & equipment	32,258	(16,179)	—	16,079	30,947	(12,687)	(108)	18,152
Furniture & fixtures	12,109	(4,135)	—	7,974	9,888	(3,635)	(139)	6,114
Production & other equipment	162,960	(59,858)	(659)	102,443	187,512	(46,856)	(24,216)	116,440
Total owned assets	1,000,207	(140,189)	(659)	859,359	1,124,370	(115,045)	(145,818)	863,507

Right-of-use lease assets
Land	27,856	(1,010)	—	26,846	27,862	(787)	—	27,075
Real estate	58,145	(8,694)	—	49,451	63,548	(7,729)	(2,416)	53,403
Production & other equipment	4,726	(2,903)	—	1,823	5,591	(3,196)	—	2,395
Total right-of-use lease assets	90,727	(12,607)	—	78,120	97,001	(11,712)	(2,416)	82,873

Total property, plant and equipment	1,090,934	(152,796)	(659)	937,479	1,221,371	(126,757)	(148,234)	946,380

17

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2020	Additions	Disposals	Other (1)(2)	Depreciation	Impairment	Foreign currency translation	Balance, September 30, 2020
Owned assets
Land	30,592	112	—	1,142	—	—	(74)	31,772
Real estate	380,676	597	—	(24,064)	(5,986)	—	48	351,271
Construction in progress	311,533	12,774	(52)	24,953	—	—	612	349,820
Computer software & equipment	18,152	140	—	30	(2,246)	—	3	16,079
Furniture & fixtures	6,114	81	(249)	2,524	(500)	—	4	7,974
Production & other equipment	116,440	1,072	—	(7,797)	(6,727)	(659)	114	102,443
Total owned assets	863,507	14,776	(301)	(3,212)	(15,459)	(659)	707	859,359

Right-of-use leased assets
Land	27,075	—	—	—	(223)	—	(6)	26,846
Real estate	53,403	—	(1,897)	(257)	(1,763)	—	(35)	49,451
Production & other equipment	2,395	—	(221)	—	(373)	—	22	1,823
Total right-of-use lease assets	82,873	—	(2,118)	(257)	(2,359)	—	(19)	78,120
Total property, plant and equipment	946,380	14,776	(2,419)	(3,469)	(17,818)	(659)	688	937,479
(1)	Includes reclassification of construction in progress cost when associated projects are complete. Includes the $3.2 million transfer of land to assets held for sale as at September 30, 2020 associated with the Colombia property (Note 10).
(2)	During the three months ended September 30, 2020, the Company recorded a non-material correction to re-classify $1.4 million of net book value into land, $25.1 million of net book value out of real estate, $30.2 million of net book value into construction in progress, $2.5 million of net book value into fixtures & furniture, and $9.0 million of net book value out of production & other equipment.

During the three months ended September 30, 2020, $2.5 million (three months ended September 30, 2019 - $9.0 million), in borrowing costs were capitalized to construction in progress at a weighted average interest rate of 13% (three months ended September 30, 2019 - 18%).

As of September 30, 2020, $250.2 million (June 30, 2020 - $216.0 million) of property, plant and equipment were temporarily idle as the Company continues to evaluate all capital projects and investments to prioritize core cannabis operations. Of the $250.2 million idle property, plant, and equipment, $212.1 million relates to the Aurora Sun facility, $34.1 million relates to the planned closure of our facilities as part of the business transformation plan, $4.0 million relates to the Nordic Sky Facility (June 30, 2020 - $212.1 million, nil, and $3.9 million, respectively).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use lease assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the three months ended September 30, 2020, the Company recognized $17.8 million of depreciation expense of which $8.4 million (three months ended September 30, 2019 - $6 million) was reflected in cost of sales.

During the three months ended September 30, 2020, the Company initiated a plan to consolidate the operations in Europe with corporate office closures in Portugal, Spain and Italy. As a result, the Company recognized a $0.7 million impairment loss relating to certain European property, plant and equipment.

Note 10 Assets Held for Sale and Discontinued Operations

(a)       Assets Held for Sale

	Jamaica Property	Latin America Properties	Colombia Property	Total
	$	$	$	$
Balance, June 30, 2020	4,173	2,021	—	6,194
Transferred from property, plant and equipment	—	—	3,212	3,212
Foreign exchange	—	(99)	—	(99)
Proceeds from disposal	—	(1,048)	—	(1,048)
Loss on disposal	—	(477)	—	(477)
Balance, September 30, 2020	4,173	397	3,212	7,782

18

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Latin America Properties

During the three months ended September 30, 2020, the Company sold one of its two properties located in Uruguay for $1.1 million (US $0.8 million) resulting in a $0.5 million loss on disposal. The loss on disposal is recognized in other (losses) gains (Note 19) in the statement of comprehensive income.

Subsequent to September 30, 2020, the Company sold its second property located in Uruguay for US$0.3 million.

Colombia Property

In connection with the Company’s business transformation plan, during the three months ended September 30, 2020, the Company listed for sale its Colombian land which had a carrying value of $3.2 million. The fair value of the land was estimated using a market approach. As the estimated fair value of the land exceeded its carrying value, no impairment was recognized.

(b)	Discontinued Operations

Sale of Aurora Hemp Europe. (“AHE”)

On July 23, 2020, the Company divested its wholly owned Lithuanian subsidiary, AHE, to the subsidiary’s President and former owner. Aurora Hemp Europe provided hemp seed contracting and processing. The sale was a result of hemp-based consumer packaged goods no longer aligning with the Company’s strategy to focus on core cannabis operations. AHE was sold for gross consideration of $3.0 million which shall be paid in 12 equal quarterly installments beginning on June 30, 2022. The $1.9 million fair value of the consideration receivable was determined by the present value of principal and interest payments, discounted at a rate of 15% which represents managements best estimate of the rate that a similar interest bearing loan receivable with similar terms and risk would earn. As a result of the divestiture, the Company recognized a $1.9 million loss on disposal during the three months ended September 30, 2020.

Sale of Aurora Larssen Projects Inc. (“ALPS”)

On May 11, 2020, the Company divested its wholly owned subsidiary, ALPS, back to its former founding owner. This disposal is consistent with the Company’s long-term strategy to streamline operations and improve profitability. As ALPS represented a separate line of business of the Company, the revenue, expenses and cash flows related to ALPS’ operations have been presented in these consolidated financial statements as discontinued operations on a retroactive basis. ALPS was sold for a nominal amount and the Company recognized a $2.8 million loss on disposal during the year ended June 30, 2020.

The following table summarizes Company's consolidated discontinued operations for the three months ended September 30, 2020 and 2019:

	Three months ended September 30, 2020	Three months September 30, 2019
	AHE	AHE	ALPS	Total
Revenue	498	1,531	—	1,531

Cost of sales	544	1,566	—	1,566
General and administration expenses	470	1,237	1,689	2,926
Sales and marketing	16	135	21	156
Other expenses (income)	(34)	1,080	67	1,147
Loss on disposal of discontinued operations	1,868	—	—	—
Net loss from discontinued operations, before taxes	(2,366)	(2,487)	(1,777)	(4,264)
Income tax recovery	—	—	464	464
Net loss from discontinued operations, net of taxes	(2,366)	(2,487)	(1,313)	(3,800)

Note 11 Business Combinations

Reliva LLC (“Reliva”)

On May 28, 2020, the Company acquired Reliva, a U.S. company based in Massachusetts specialized in the sale of hemp-derived cannabidiol

(“CBD”) products. The acquisition marked the Company’s entry into the U.S. CBD market.

The Company acquired all of the issued and outstanding shares of Reliva for aggregate consideration of $52.5 million comprised of 2,480,810 Aurora common shares at a price of US$15.34 per share with a fair value of $52.4 million (US$38.1 million) and $0.1 million held in escrow. In addition, the Company agreed to US$45.0 million in gross consideration to be paid out contingent upon Reliva achieving certain Earnings Before Interest, Depreciation and Amortization (“EBITDA”) targets over the twelve months ending December 31, 2020 and December 31, 2021. The contingent consideration is payable in Aurora common shares, cash, or any combination thereof at Aurora’s sole discretion.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Management continues to gather relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill.

During the three months ended September 30, 2020, preliminary acquisition date values compared to the preliminary values reported as at the acquisition date changed as follows:

	Provisional allocation at acquisition	Adjustments	Adjusted provisional allocation
	$	$	$
Consideration paid	53,068	(550)	52,518
Goodwill	38,178	(550)	37,628

As required by IFRS, comparative amounts have been adjusted retroactively to reflect the adjustments effective as of the acquisition date.

Note 12 Non-Controlling Interests (“NCI”)

Aurora Nordic is a company located in Odense, Denmark, which is in the business of cultivation, production, distribution and sale of medical cannabis. On September 25, 2020, the Company issued 830,287 shares for the acquisition of the remaining 49% of common shares in Aurora Nordic not previously owned by Aurora. As Aurora previously controlled Aurora Nordic with a 51% ownership interest, the transaction resulted in a change to Aurora’s ownership interest and was accounted for as an equity transaction. The $31.4 million difference between the deficit of $25.8 million attributable to NCI and the $5.6 million fair value of consideration paid was recognized directly in deficit.

Note 13 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	September 30, 2020				June 30, 2020
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	100,379	(32,634)	—	67,745	104,807	(29,209)	(4,203)	71,395
Permits and licenses	109,281	(30,519)	—	78,762	216,220	(29,260)	(105,345)	81,615
Patents	1,895	(522)	—	1,373	1,895	(477)	—	1,418
Intellectual property and know-how	78,099	(28,356)	—	49,743	82,500	(25,308)	(4,401)	52,791
Software	36,040	(4,184)	(3,382)	28,474	35,137	(3,472)	—	31,665
Indefinite life intangible assets:
Brand	146,699	—	—	146,699	148,399	—	(1,700)	146,699
Permits and licenses	27,438	—	—	27,438	170,098	—	(143,414)	26,684
Total intangible assets	499,831	(96,215)	(3,382)	400,234	759,056	(87,726)	(259,063)	412,267
Goodwill	926,108	—	—	926,108	3,212,963	—	(2,285,081)	927,882
Total	1,425,939	(96,215)	(3,382)	1,326,342	3,972,019	(87,726)	(2,544,144)	1,340,149

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

 The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2020	Additions	Disposals	Amortization	Impairment	Foreign currency translation	Balance, September 30, 2020
Definite life intangible assets:
Customer relationships	71,395	—	—	(3,425)	—	(225)	67,745
Permits and licenses	81,615	—	(1,594)	(1,259)	—	—	78,762
Patents	1,418	—	—	(45)	—	—	1,373
Intellectual property and know-how	52,791	—	—	(3,048)	—	—	49,743
Software	31,665	903	—	(712)	(3,382)	—	28,474
Indefinite life intangible assets:
Brand	146,699	—	—	—	—	—	146,699
Permits and licenses (1)	26,684	—	—	—	—	754	27,438
Total intangible assets	412,267	903	(1,594)	(8,489)	(3,382)	529	400,234
Goodwill (2)	927,882	—	—	—	—	(1,774)	926,108
Total	1,340,149	903	(1,594)	(8,489)	(3,382)	(1,245)	1,326,342
(1)	Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.
(2)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 11).

As at September 30, 2020, all of the $174.1 million (June 30, 2020 - $173.4 million) indefinite life intangibles are allocated to the group of cash generating units (“CGUs”) that comprise the cannabis segment. As at September 30, 2020, $889.8 million (June 30, 2020 - $890.4 million) of goodwill was allocated to the cannabis operating segment and $36.3 million (June 30, 2020 - $37.5 million) was allocated to the U.S. CBD CGU.

Asset Specific Impairments

During the three months ended September 30, 2020, the Company identified certain enterprise resource planning projects that will be discontinued as part of the Company’s ongoing business transformation plan. The recoverable amount of the projects are estimated by using a Fair Value Less Cost of Disposal (“FVLCD”) approach which resulted in a nominal value. As a result, the Company recognized a $3.4 million impairment loss relating to these intangible assets for the three months ended September 30, 2020 (three months ended September 30, 2019 - nil). The impairment loss is allocated to the cannabis operating segment (Note 23).

CGU and Goodwill Impairments

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

As at September 30, 2020, the Company’s carrying amount of the net assets of the entity of $2.2 billion exceeded its market capitalization, which is an indicator of impairment. As a result, management performed an indicator-based impairment test as at September 30, 2020 for its cannabis operating segment.

The recoverable amount of the cannabis operating segment was determined based on FVLCD using Level 3 inputs in a DCF analysis. The Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results. The significant assumptions applied in determining the recoverable amount are described below:

•	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecast was five years including a terminal year thereafter. Management used an average sales growth rate of 45.5% (June 30, 2020 - 45.4%) over the forecasted period (exclusive of terminal year).
•	Terminal value growth rate: Management used a 3.0% (June 30, 2020 - 3.0%) terminal growth rate which is based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
•	Post-tax discount rate: Management used a 16.1% post-tax discount rate (June 30, 2020 - 16.1%) which is reflective of the cannabis operating segment’s WACC. The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields; and
•	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As a result of the impairment test as at September 30, 2020, management concluded that the recoverable amount was higher than carrying value, no additional impairment was recognized.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 14 Convertible Debentures

$
Balance, June 30, 2020	327,038
Interest paid	(12,439)
Accretion	7,460
Accrued interest	6,342
Unrealized gain on foreign exchange	(6,279)
Balance, September 30, 2020	322,122
Current portion	(32,886)
Long-term portion	289,236

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per common share.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of September 30, 2020, the conversion option had a fair value of $0.1 million (June 30, 2020 - $1.8 million) and the Company recognized a $1.7 million unrealized gain on the derivative liability for the three months ended September 30, 2020 (three months ended September 30, 2019 - $143.8 million loss). The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$4.65 (June 30, 2020 - US$12.42), volatility of 75% (June 30, 2020 - 75%), implied credit spread of 3,567 bps (June 30, 2020 - 3,297 bps), and assumed stock borrow rate of 50% (June 30, 2020 - 50%). As of September 30, 2020, the Company has accrued interest payable of $2.5 million (June 30, 2020 - $8.6 million) on these Senior Notes.

Note 15 Loans and Borrowings

As at September 30, 2020, the Company had the following loans and borrowings:

	Note	September 30, 2020	June 30, 2020
		$	$
Term loan credit facilities	15(a)	98,293	113,921
Debentures		18	4
Lease liabilities	15(b)	86,612	90,284
Total loans and borrowings		184,923	204,209
Current portion		(104,308)	(120,508)
Long-term		80,615	83,701

(a)	Credit facilities

The changes in the carrying value of current and non-current term loans are as follows:

Term loan credit facilities
$
Balance, June 30, 2020	113,921
Deferred financing fee	(515)
Gain on debt modification	637
Accretion	2,077
Interest payments	(1,535)
Principal repayments	(16,292)
Balance, September 30, 2020	98,293
Current portion	(98,293)
Long-term portion	—

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Under the terms of the amended Credit Facility (the “First Amendment to the First Amended and Restated Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders, the Company has an overall borrowing capacity of C$264.4 million in funds that are available through a $50.0 million revolving credit facility (“Facility A”), a $150.0 million non-revolving facility (“Facility B”) and a $64.4 million non-revolving facility (“Facility C”).

As at September 30, 2020, the Company had a total of $3.1 million of letters of credit under its revolving Facility A and $101.2 million principal outstanding under Facility B. Facility C was fully repaid and extinguished in August 2020. In accordance with IFRS 9, the amounts outstanding under the amended Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate. As at September 30, 2020, $11.9 million of total borrowing capacity remains undrawn under Facility A and is available to the Company.

Under the terms of the First Amendment to the First Amended and Restated Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. The credit facility matures on August 29, 2021 and has a first ranking general security interest in the assets of Aurora and the loans can be repaid at any time without penalty at Aurora’s discretion. Interest and standby fees are accrued at variable rates based on the Company’s borrowing elections and certain financial metrics.

Under the terms of the First Amendment to the First Amended and Restated Credit Agreement, the Company elected, at its sole discretion, to receive advances under Facility B and Facility C through certain availment options, which includes prime rate loans and bankers’ acceptances with monthly maturity dates that at the direction of the Company, roll over upon their maturities unless Aurora elects to convert the then outstanding principal and interest into prime rate loans at any time before August 29, 2021. During the three months ended September 30, 2020, the Company continued to roll the majority of the advances under Facility B and C using on a monthly basis through bankers’ acceptances with an average interest rate of 4.11%. In accordance with IFRS 9, the loan conversion was determined to be a non-substantial modification of the loan terms. As a result, the Company recognized a loss of $0.6 million in the condensed consolidated interim statement of comprehensive loss for the three months ended September 30, 2020 (three months ended September 30, 2019 - $0.4 million gain), with a corresponding adjustment to the carrying value of the Credit Facility. The gains were determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

On September 9, 2020, the Company executed an amendment to the First Amendment to the First Amended and Restated Credit Agreement (the “Second Amendment to the First Amendment to the First Amended and Restated Credit Agreement”) which restructures existing financial covenants. Under the Second Amendment to the First Amendment to the First Amended and Restated Credit Agreement, the Company is required to meet the following financial covenants:

•	Total funded debt to shareholders’ equity is not to exceed 0.28:1 for the quarters ending June 30, 2020 and September 30, 2020, and shall be reduced to 0.25:1 for the quarter ending December 31, 2020 onwards. For the purposes of calculating the total funded debt to shareholders’ equity ratio, shareholders’ equity excludes the $172.3 million loss from the induced conversion of the March 2018 Debentures recognized in the prior year;
•	Total senior funded debt to EBITDA is not to exceed 3.00:1 at June 30, 2021. Total senior funded debt is defined as total funded debt of the Aurora and its subsidiaries, other than subordinated debt and such convertible notes as agreed to be excluded by the Lenders;
•	Maintenance of a minimum $35.0 million unrestricted cash balance at any time; and
•	Achievement of quarterly minimum Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) thresholds beginning in the quarter ended September 30, 2020. For the purposes of this calculation, EBITDA is defined as the consolidated net income (loss) of the Company excluding the following: extraordinary or non-recurring income (expenses) and gains (losses), non-cash gains (losses) (such as unrealized foreign exchange gains (losses)) and income of the unsecured subsidiaries (except to the extent that dividends in respect of such income have been paid in cash by such unsecured subsidiaries to a secured company); plus the following amounts (to the extent such amounts were deducted in determining such consolidated net income, and without duplication): (a) interest, fees and expenses paid in connection with permitted funded debt; (b) income and capital taxes; (c) depreciation and amortization; (d) non-cash charges and expenses such as unrealized foreign exchange losses and charges relating to the impairment of goodwill and other intangible assets; (e) non-cash share-based compensation; (f) extraordinary non-recurring expenses or losses to the extent approved by the lenders in writing; and (g) any other expenses approved in writing by the lenders in their discretion. The minimum thresholds are as follows:

(i) for the fiscal quarter ended September 30,2020: $(11.0) million;

(ii) for the fiscal quarter ended December 31,2020: $4.0 million;

(iii) for the fiscal quarter ended March 31, 2021: $10.0 million;

(iv) for the fiscal quarter ended June 30, 2021: $17.0 million; and

(v) for the twelve month fiscal period ending June 30, 2021: $20.0 million.

As of September 30, 2020, the Company had a total funded debt to shareholders’ equity ratio of 0.24:1, an unrestricted cash balance of $113.6 million, and a $10.5 million EBITDA loss as defined under the Credit Facility. Under the Second Amendment to the First Amended and Restated Credit Agreement, the Company is in compliance with all covenants.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Lease liabilities

The following is a continuity schedule of lease liabilities for the three months ended September 30, 2020:

$
Balance, June 30, 2020	90,284
Disposal of leases	(2,099)
Lease payments	(2,673)
Lease term reduction and other items	(266)
Changes due to foreign exchange rates	98
Interest expense on lease liabilities	1,268
Balance, September 30, 2020	86,612
Current portion	(6,015)
Long-term portion	80,597

Note 16 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

  Unlimited number of common voting shares without par value.
  Unlimited number of Class “A” Shares each with a par value of $1.00. As at September 30, 2020, no Class “A” Shares were issued and outstanding.
  Unlimited number of Class “B” Shares each with a par value of $5.00. As at September 30, 2020, no Class “B” Shares were issued and outstanding.

(b)	Shares Issued and Outstanding

At September 30, 2020, 133,409,730 common shares (June 30, 2020 – 115,228,811) were issued and fully paid.

During the three months ended September 30, 2020, the Company issued 15,127,658 common shares (three months ended September 30, 2019 - 629,871 shares) under its At-the-Market (“ATM”) program (Note 25(b)) for gross proceeds of $116.6 million (US$87.5 million) (three months ended September 30, 2019 - $57.5 million or US$43.2 million) at an average price of $7.71 per share (US$5.79 per share) (three months ended September 30, 2019 - $91.21 per share or US$68.66 per share). The Company paid commissions of $2.3 million (US$1.8 million) for net proceeds of $114.3 million (US$85.8 million) (three months ended September 30, 2019 - $1.2 million or US$0.9 commissions for net proceeds of $56.3 million or US$42.4 million). As of September 30, 2020, the Company had $5.0 million of other receivable (Note 3) relating to ATM shares the Company is obliged to issue.

During the three months ended September 30, 2020, the Company issued 2,171,355 common shares for milestone payments in connection with the acquisition of Whistler (three months ended September 30, 2019 - 27,411 common shares in connection with the acquisition of Anandia Laboratories Inc.).

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance at September 30, 2020 and June 30, 2020	1,078,747	77.36

The following table summarizes the warrants that remain outstanding as at September 30, 2020:

Exercise Price ($)	Expiry Date	Warrants (#)
16.36 - 48.00	November 2, 2020 - May 29, 2025	550,555
112.46 - 116.09	August 9, 2023 to August 22, 2024	528,192
		1,078,747

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 17 Share-Based Compensation

(a)	Stock Options

A summary of stock-options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2020	5,748,503	88.60
Granted	133,897	10.17
Exercised (1)	(5,084)	3.60
Expired	(6,310)	103.68
Forfeited (2)	(1,705,591)	91.54
Balance, September 30, 2020	4,165,415	80.05

(1)	The weighted average share price during the three months ended September 30, 2020 was $11.39 (three months ended September 30, 2019 - $97.68).
(2)	Included are the 1,039,672 forfeited options relating to the resignation of the Company’s strategic advisor, Nelson Peltz, as mentioned below.

The following table summarizes the stock options that remain outstanding as at September 30, 2020:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
3.60 - 83.99	August 10, 2020 - June 24, 2025	3.11	1,720,679	902,619
84.00 - 119.99	December 7, 2022 - September 19, 2024	3.14	1,202,779	672,917
120.00 - 131.99	January 15, 2023 - March 13, 2026	4.75	876,515	766,180
132.00 - 202.33	January 2023 - May 28, 2024	3.10	365,442	199,746
		3.46	4,165,415	2,541,462

During the three months ended September 30, 2020, the Company recorded aggregate share-based compensation expense of $4.3 million (three months ended September 30, 2019 - $18.0 million), for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

On September 25, 2020, Aurora’s strategic advisor resigned which resulted in the forfeiture of 1,039,672 consultant stock options. No share-based compensation expense was recognized for the three months ended September 30, 2020 (three months ended September 30, 2019 - $3.0 million). As at September 30, 2020, the former strategic advisor had 623,808 vested stock options that remain outstanding.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended September 30,
	2020	2019
Risk-free annual interest rate (1)	0.26%	1.56%
Expected annual dividend yield	0%	0%
Expected stock price volatility (2)	93.09%	78.92%
Expected life of options (years) (3)	2.36	2.31
Forfeiture rate	17.13%	9.98%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatility of the Company.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the three months ended September 30, 2020 was $5.36 (three months ended September 30, 2019 - $45.00) per option.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2020	376,296	44.06
Issued	534,387	10.08
Vested, released and issued	(46,535)	48.56
Forfeited	(36,335)	26.86
Balance, September 30, 2020	827,813	22.62

During the three months ended September 30, 2020, the Company recorded share-based compensation of $1.2 million (three months ended September 30, 2019 - $1.1 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the three months ended September 30, 2020 was $10.08 (three months ended September 30, 2019 – $94.92).

The following table summarizes the RSUs and DSUs that remain outstanding as at September 30, 2020:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
6.67 - 24.99	September 29, 2020 - February 10, 2025	711,961	27,085
25.00 - 88.67	August 3, 2021 - March 13, 2023	43,815	34,722
88.68 - 123.84	July 12, 2021 - January 15, 2023	72,037	38,334
		827,813	100,141

26

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 18 (Loss) Earnings Per Share

The following is a reconciliation of basic and diluted (loss) earnings per share:

Basic (loss) earnings per share

	Three months ended September 30,
	2020	2019
Net (loss) income from continued operations attributable to Aurora shareholders	($105,696)	$13,623
Net (loss) income from discontinued operations attributable to Aurora shareholders	($2,366)	($3,800)
Net (loss) income attributable to Aurora shareholders	($108,062)	$9,823

Weighted average number of common shares outstanding	117,471,202	85,120,324

Continuing operations, basic (loss) earnings per share	($0.90)	$0.16
Discontinuing operations, basic (loss) earnings per share	($0.02)	($0.04)
Basic (loss) earnings per share	($0.92)	$0.12

Diluted (loss) earnings per share

	Three months ended September 30,
	2020	2019
Net (loss) income from continued operations attributable to Aurora shareholders	($105,696)	$13,623
Net (loss) income from discontinued operations attributable to Aurora shareholders	($2,366)	($3,800)
Net loss attributable to Aurora shareholders	($108,062)	$9,823

Weighted average number of common shares outstanding - basic	117,471,202	85,120,324
Dilutive effect of options outstanding	—	1,512,289
Weighted average number of common shares outstanding - diluted	117,471,202	86,632,613

Continuing operations, diluted (loss) earnings per share	($0.90)	$0.16
Discontinuing operations, diluted (loss) earnings per share	($0.02)	($0.04)
Diluted (loss) earnings per share	($0.92)	$0.12

Note 19 Other (Losses) Gains

		Three months ended September 30,
	Note	2020	2019
		$	$
Share of loss from investment in associates	6	(373)	(2,392)
Loss on deemed disposal of significant influence investment	4(a)	(1,443)	—
Unrealized loss on derivative investments	5(b)	(8,420)	(14,118)
Unrealized gain on derivative liability	14	1,735	143,814
Unrealized loss on changes in contingent consideration fair value	24	(44)	(63)
(Loss) gain on debt modification	15(a)	(637)	415
Loss on disposal of assets held for sale and property, plant and equipment		(922)	—
Other losses		(599)	—
Total other (losses) gains		(10,703)	127,656

27

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 20 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended September 30,
	2020	2019
	$	$
Accounts receivable	(13,756)	12,434
Biological assets	(21,649)	(15,118)
Inventory	(3,413)	(13,249)
Prepaid and other current assets	7,012	(17,134)
Accounts payable and accrued liabilities	(2,325)	(8,359)
Income taxes payable	95	(8)
Deferred revenue	(1,359)	(95)
Provisions	(556)	(4,200)
Changes in operating assets and liabilities	(35,951)	(45,729)

Additional supplementary cash flow information is as follows:

	Three months ended September 30,
	2020	2019
	$	$
Property, plant and equipment in accounts payable	5,128	59,111
Right-of-use asset additions	—	184
Capitalized borrowing costs	2,501	9,000
Interest paid	14,180	17,807
Interest received	555	1,100

Note 21 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

The Company and certain of its current and former directors and officers are subject to a purported class action proceeding in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Lead plaintiffs have been appointed and an amended complaint was filed and served on September 21, 2020. The amended complaint alleges, inter alia, that we and certain of our current and former officers and directors violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company’s ability to sell products had been materially impaired by market oversupply, including oversupply that was the product of the Company’s own aggressive ramp in production capacity; the Company’s ability to distribute products to customers had been materially impaired by the drastically inadequate number of retail stores in Ontario, Quebec and British Columbia; the Company had materially overstated the potential market for the Company’s consumer cannabis products due to the strength of the illegal black market in Canada; demand generated by the cannabis market was not as large as the Company had claimed; and that all of the foregoing had negatively impacted the Company’s business, operations, and prospects, and impaired the Company’s ability to achieve profitability as represented by the Company. We dispute the allegations in the amended complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at September 30, 2020.

On October 2, 2020, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company, Michael Singer, and Glen Ibbott on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company, Mr. Singer, and Mr. Ibbott violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. The deadline for filing motions for appointment of lead plaintiff and lead plaintiff’s counsel is December 1, 2020. We dispute the allegations in the complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at September 30, 2020.

28

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company and its subsidiary, Aurora Cannabis Enterprises Inc., have been named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at September 30, 2020.

A claim was commenced on June 15, 2020 against Aurora and a former officer alleging a claim of breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. The Company believes the action to be without merit and intends to defend this claim. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as of September 30, 2020.

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s IPO. These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. The amount being claimed is not specified. The Company believes the action to be without merit and intends to defend this claim. As such, no provision has been recognized as at September 30, 2020.

On August 10, 2020, a purported class action lawsuit was filed against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at September 30, 2020.

On October 2, 2020 a purported class action lawsuit was filed against Aurora and certain executive officers in the District of New Jersey, alleging that Aurora made materially false and misleading statements over the class period of February 13, 2020 to September 4, 2020 causing the class members to suffer significant losses and damages. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

The Company was party to an arbitration matter with a third party with respect to a break fee believed to be due by Aurora under an agreement. Binding arbitration in favor of the other company was awarded on September 13, 2020 in the amount of $3.0 million plus interest and costs, and the payment was made by the Company on October 13, 2020.

We are subject to litigation and similar claims in the ordinary course of business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible or it is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.

(b)	Commitments

(i)	On September 8, 2020, the Company and UFC mutually terminated its partnership. The Company paid $40.2 million as a contract termination fee.

(ii)	Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels during calendar 2020. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. As of September 30, 2020, the Company believes that it is more likely than not that the minimum quantity will not be met as of December 31, 2020. As a result, the Company has recognized a provision of $0.4 million as of September 30, 2020.

(iii)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between October 2020 and June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option. The Company also has an option to purchase lands located in Cremona, Alberta which are currently being leased.
29

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(iv)	In connection with the acquisition of MedReleaf, the Company has an obligation to purchase certain intangible assets on December 8, 2020 through the issuance of common shares contingent upon the seller meeting specified revenue targets. The agreed upon purchase price of each intangible asset is $3.0 million.

In addition to lease liability commitments disclosed in Note 25(b), the Company has the following future capital commitments, purchase commitments and license and sponsorship fee payments, which are due in the next five years and thereafter:

$
Next 12 months	25,270
Over 1 year to 2 years	2,066
Over 2 years to 3 years	2,066
Over 3 years to 4 years	2,066
Over 4 years to 5 years	1,377
Thereafter	—
32,845

Note 22 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.8 million for the three months ended September 30, 2020 (three months ended September 30, 2019 - nil). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of September 30, 2020, the return liability for the estimated variable revenue consideration was $1.7 million (June 30, 2020 - $2.1 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three months ended September 30, 2020	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	82,067	—	82,067
Revenue from provision of services	—	599	599
Excise taxes	(14,854)	—	(14,854)
Net Revenue	67,213	599	67,812

Three months ended September 30, 2019	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	81,352	—	81,352
Revenue from provision of services	—	1,844	1,844
Other
Revenue from sale of goods	430	—	430
Excise taxes	(9,912)	—	(9,912)
Net Revenue	71,870	1,844	73,714

30

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23 Segmented Information

Operating Segments	Cannabis	Horizontally Integrated Businesses	Corporate (1)	Total
	$	$	$	$
Three months ended September 30, 2020
Net Revenue	67,812	—	—	67,812
Gross profit	26,621	—	—	26,621
Net loss before taxes and discontinued operations	(25,671)	(9)	(80,869)	(106,549)

Three months ended September 30, 2019
Net Revenue	73,284	430	—	73,714
Gross profit	43,752	413	—	44,165
Net (loss) income before taxes and discontinued operations	(44,801)	(210)	74,952	29,941
(1)	Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.
Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
September 30, 2020	2,110,847	79,922	86,902	2,277,671
June 30, 2020	2,139,765	81,927	95,280	2,316,972

Three months ended September 30, 2020
Net revenue	59,097	6,784	1,931	67,812
Gross profit	23,088	2,338	1,195	26,621

Three months ended September 30, 2019
Net revenue	69,069	4,458	187	73,714
Gross profit (loss)	39,111	5,149	(95)	44,165

Included in net revenue arising from the Canadian cannabis operating segment for the three months ended September 30, 2020 are net revenues of approximately $12.3 million from Customer A, $10.0 million from Customer B, and $8.7 million from Customer C (three months ended September 30, 2019 - Customer C $8.8 million and Customer A $7.8 million), each contributing 10 per cent or more to the Company’s net revenue.

Note 24 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

31

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The carrying values of the financial instruments at September 30, 2020 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	133,678	—	—	133,678
Accounts receivable, excluding sales taxes receivable	70,321	—	—	70,321
Marketable securities	—	—	17,147	17,147
Derivatives	—	45,162	—	45,162
Loans receivable	4,159	—	—	4,159
Financial Liabilities
Accounts payable and accrued liabilities	89,316	—	—	89,316
Convertible debentures (1)	322,122	—	—	322,122
Contingent consideration payable	—	288	—	288
Loans and borrowings	184,923	—	—	184,923
Derivative liability	—	92	—	92
(1)	The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at September 30, 2020
Marketable securities	5(a)	15,980	—	1,167	17,147
Derivative assets	5(b)	—	29,578	15,584	45,162
Contingent consideration payable		—	—	288	288
Derivative liability	14	—	92	—	92

As at June 30, 2020
Marketable securities	5(a)	6,066	—	1,000	7,066
Derivative assets	5(b)	—	37,480	16,102	53,582
Contingent consideration payable		—	—	19,054	19,054
Derivative liability	14	—	1,827	—	1,827

There have been no transfers between fair value categories during the period.

The following is a continuity schedule of contingent consideration payable:

	Note	Whistler	Reliva	Immaterial transactions	Total
Balance, June 30, 2020		18,766	138	150	19,054
Unrealized loss on changes in contingent consideration fair value	19	44	—	—	44
Payments		(18,810)	—	—	(18,810)
Balance, September 30, 2020		—	138	150	288
(1)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 11).

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At September 30, 2020, the probability of achieving all milestones was estimated to be 100% and the discount rates were estimated to be 0%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by a nominal amount (June 30, 2020 - $1.9 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by a nominal amount (June 30, 2020 - $0.2 million).

32

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 25 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2020, $1.6 million of accounts receivable are from non-government wholesale customers (June 30, 2020 - $2.2 million). As of September 30, 2020, the Company recognized a $1.7 million provision for expected credit losses (June 30, 2020 - $1.7 million).

The Company’s aging of trade receivables was as follows:

	September 30, 2020	June 30, 2020
	$	$
0 – 60 days	46,005	34,167
61+ days	13,197	11,032
	59,202	45,199

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	September 30, 2020	June 30, 2020
	$	$
Trade payables	23,414	19,706
Accrued liabilities	36,253	42,910
Payroll liabilities	22,804	23,752
Excise tax payable	5,872	6,770
Other payables	973	2,436
	89,316	95,574

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company moves toward profitability and positive cash flow, Aurora has taken the following steps:

•	During the three months ended September 30, 2020, the Company raised net proceeds of $114.3 million (US$85.8 million) under its ATM program (Note 16(b)). As at September 30, 2020, the Company had US$127 million of remaining available room under the ATM and US$60.0 million remaining available room under the Shelf Prospectus for future financings or issuances of securities.
•	Subsequent to September 30, 2020, the Company sold all 31,956,347 common shares of Cann Group at $0.20 per share for net proceeds of $5.9 million.
33

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of September 30, 2020, the Company has access to the following capital resources available to fund operations and obligations:

•	$133.7 million cash and cash equivalents of which the Company must maintain a minimum unrestricted cash balance of $35.0 million at any time (Note 15(a));
•	A remaining $116.2 million Credit Facility with BMO, of which $3.1 million letters of credit and $101.2 million of principal is outstanding under Facility B (Note 15(a)), with $11.9 million of total borrowing capacity undrawn under Facility A and available to the Company;
•	Subsequent to September 30, 2020, the Company issued 27,231,460 common shares under the ATM program for US$127 million gross proceeds, with no remaining available room under the ATM.
•	On October 29, 2020, the Company filed a new short form base shelf prospectus (the “2020 Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). The Shelf Prospectus and Registration Statement was declared effective on October 29, 2020 and allows the Company to make offerings of up to US$500 million in common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the 2020 Shelf Prospectus remains effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2020 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

We intend to use the net proceeds from any offerings under the 2020 Shelf Prospectus to support our short-term liquidity needs, debt repayments, general corporate purposes, working capital requirements and potential acquisitions. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2020 Shelf Prospectus.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2020 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

In addition to the commitments outlined in Note 21, the Company has the following undiscounted contractual obligations as at September 30, 2020, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	89,316	89,316	—	—	—
Convertible notes and interest (1)	548,043	25,277	50,553	472,213	—
Lease liabilities (2)	166,857	10,893	31,293	26,434	98,237
Loans and borrowings excluding lease liabilities (2)	105,125	105,107	18	—	—
Contingent consideration payable (3)	66,750	32,398	34,352	—	—
	976,091	262,991	116,216	498,647	98,237
(1)	Assumes the principal balance of the notes outstanding at September 30, 2020 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Contingent consideration is payable in Aurora common shares, cash, or a combination of both, at the sole discretion of Aurora.

Note 26 Subsequent Events

Equity Financing

Subsequent to September 30, 2020, the Company issued 27,231,460 common shares under the ATM program for US$127 million gross proceeds.

34